TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996      Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

REPRICING OF STOCK OPTION

For Immediate Release: March 7, 2005, Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC.V) announces that the terms of a stock option agreement entered into with the Company and an insider of the Company, has been amended. The exercise price has been decreased to purchase up to 50,000 common shares upon exercise of the stock options. The original price to exercise the option was $0.63 per share. The amended price is now at $0.35 per share.

TSX Venture Exchange acceptance must be received for this stock option amendment. Shareholder approval for the granting and exercise of incentive stock options, and disinterested shareholder approval for decreasing the exercise price of options, was obtained at the Company’s annual general meeting held on November 15, 2004.

Dated at Richmond, British Columbia this 7th day of March, 2005.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the West Ridge Property (100% owned), the Fish Creek Claims, 50% optioned from Linux Gold Corp. (LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada and an interest in diamond prospects in the Northwest Territories, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:          John Robertson
                         800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.